Exhibit 99.1

NEWS

Client:	AMERICAN ISRAELI PAPER MILLS LTD.

Agency Contact:	PHILIP Y. SARDOFF

For Release:	IMMEDIATE

American Israeli Paper Mills Ltd. Announces
Update of the Investment in a New Packaging Paper Production Line and
a Partial Financing of the Investment in the Production Line
Announces Summoning of a Special General Meeting

Hadera, Israel, October 16, 2007 – American Israeli Paper Mills Ltd. (ASE:AIP) (the “Company” or “AIPM”), announced that following the report from November 19, 2006 concerning an investment of approximately NIS 600 million (approximately $140 million) in a project of a new packaging paper production line with an annual capacity of approximately 230 thousand tons, to be installed at the Company’s facility in Hadera, and along with the progress in the implementation of the project, the Board of Directors approved yesterday an increase of the Company’s investment in the project, to the amount of approximately NIS 690 million (approximately $170 million).

The increase in the investment is primarily attributed to the substantial rises in worldwide raw material prices in general recorded during this period, and particularly in metal prices, to a certain rise in civil engineering prices (attributed among others to the aforesaid rise in raw material prices), to fluctuations in exchange rates, and to the Company’s election to purchase an advanced production technology in this field from global leading suppliers.

The new production line is due for completion, according to current plan, in mid 2009.

The aforesaid investment in the project also includes investment of approximately NIS 30 million (approximately $8 million), in expanding the operation of Amnir Recycling Industries Ltd. (Amnir), a subsidiary of the Company, in collection of wastepaper newsprint and corrugated board, to be used as raw material for the packaging paper production line. The planned expansion of the annual collection is expected to double the amount of waste paper collected by Amnir in these grades.

The Board of Directors also approved yesterday a capital raise in the amount of approximately NIS 210 million, for partial financing of the investment in the project, through a private placement to the controlling shareholders and to institutional and/or private investors in Israel. The Company is examining other alternatives for the financing of the project.

The Board of Directors decided to summon a Special General meeting of shareholders in order to approve the private placement as required by the Israeli companies law. The shareholders meeting shall be held at the registered office of the Company located at Industrial Zone, Hadera, Israel on November 25, 2007, at 10:00 a.m. Only the shareholders of the Company of record at the close of business on October 25, 2007 will be entitled to notice of, and to vote at the meeting. The Company expects to furnish under Form 6-K later today a copy of the proxy statement to be sent to its shareholders with respect to the special general meeting.

As of the date of this Press Release, the exact aggregate and per share price to be paid and the exact number of shares to be issued in the private placement have not yet been determined. The actual number of shares to be offered in the private placement will be determined by dividing NIS 210 million by the minimum price (stated in NIS) in the auction process for the institutional and/or private investors as described below. The shares to be issued in the private placement are designated as follows: approximately 40% of such shares (“Private Investor Shares”) will be initially offered to Israeli institutional and private investors and approximately 60% of such shares will be initially offered to the Company’s controlling shareholders (“Controlling Shareholder Shares”), Clal Industries Ltd. (Clal) and Discount Investments Corporation Ltd. (DIC). It is possible that the amount raised in the private placement will exceed NIS 210 million since the auction price might exceed the minimum price in the action.

Assuming an aggregate capital raising of NIS 210 million and a price per share in the private placement of NIS 233.70 (approximately US$ 57.90 per share), the closing price per share on October 15, 2007 on Tel Aviv Stock Exchange, the private placement would involve the issuance of 898,588 Ordinary Shares in the aggregate, which would constitute approximately 18.16% of the voting rights in the Company immediately following the private placement.

A formal auction process will be held on or about November 19, 2007, six days before the shareholders Meeting, to determine the price at which the institutional and private investors will purchase the shares, as well as their identity. The minimum price per Share in the auction will be 95% of the lesser of (i) the closing price of the Company’s Ordinary Shares on the Tel Aviv Stock Exchange on the trading day before the auction date and (ii) the average closing price of the Ordinary Shares on the Tel Aviv Stock Exchange during the three trading days immediately preceding the date of the auction.

The per share purchase price payable by the controlling shareholder for the Controlling Shareholder Shares would be at the price determined in the auction for the Private Investor Shares plus 0.5%; provided, however, that in case none of the Private Investors Shares are purchased, the controlling shareholders will have the right to acquire the Controlling Shareholder Shares (as well as the Private Investor Shares) at the minimum price.

In the event the institutional and private investors do not acquire all the Private Investor Shares available for purchase by them, then on the date of the auction the controlling shareholders will have the right to acquire all or some of the Private Investor Shares not acquired by the institutional and private investors at the price determined for the Private Investor Shares in the auction.

The shares to be offered in the private placement have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

As part of the private placement, although the shares to be issued in the private placement will not be registered with the Securities and Exchange Commission nor be issued pursuant to an Israeli prospectus, the Company will need to obtain the approval of the Tel Aviv Stock Exchange and of the American Stock Exchange for their approval of the listing of the shares to be issued in the private placement. In the event any of the required approvals has not been obtained by November 30, 2007, the private placement will be cancelled unless such date has been extended by the Company.

This report regarding the date of completion of the new production line, its capacity, the expansion of the collection by Amnir and the private placement contains various forward-looking information, as defined in the Israeli securities Law, based upon information and estimates of the Company in the present. The implementation of this project and its outcomes might be different from the current estimations, as a result of a variety of factors, including factors which lie outside the control of the Company, such as postponement in scheduled construction, acceptance of required licenses and permits, the machine’s actual performance, the condition of the paper waste for recycling market, the lack of approval of the private placement by the General Meeting and other factors as described in the aforesaid proxy statement, etc.